P-CDA/IND(11/21) 1 Pruco Life Insurance Company Principal Office: Service Office Address: [One Corporate Drive [P.O. Box 7960 Shelton, CT 06484] Philadelphia, PA 19176 Toll Free: 1-888-PRU-2888 Website:www.prudential.com] Please read this annuity contract (“Contract”) carefully; it is a legal contract between you and Pruco Life Insurance Company (”Prudential”). This Contract is issued to the Contract Owner(s) named in the Contract Schedule when all requirements are received in Good Order. Subject to the terms and conditions of this Contract, Pruco Life Insurance Company will pay the benefits described in this Contract. This Contract takes effect on the Contract Date shown in the Contract Schedule. RIGHT TO CANCEL: On written request, we will provide, within a reasonable time, reasonable factual information regarding the benefits and provisions of the Contract to you. If for any reason you are not satisfied with the Contract, you may cancel this Contract for a refund by notification to us in Good Order or by returning the Contract to our Service Office or to the representative who sold it to you within but no later than 30 days after you receive it (or such longer period as required by law). The Contract can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of this Contract by mail is effective upon being postmarked, properly addressed and postage prepaid. The amount of the refund will equal any Contract Fees paid as of the Valuation Day we receive the returned Contract at our Service Office or the cancellation request in Good Order. Signed for Pruco Life Insurance Company: [ ] [ ] Secretary President INDIVIDUAL CONTINGENT DEFERRED ANNUITY. NONPARTICIPATING. THIS CONTRACT HAS NO CASH VALUE, NO DEATH BENEFIT AND NO SURRENDER VALUE.

P-CDA/IND(11/21) 2 TABLE OF CONTENTS CONTRACT SCHEDULE ....................................................................................... 3 DEFINITIONS .......................................................................................................... 6 GENERAL FEATURES ........................................................................................... 8 CONTRACT DESIGNATIONS ................................................................................. 8 PRE-INCOME STAGE ............................................................................................. 9 INCOME STAGE ..................................................................................................... 10 INSURED INCOME STAGE AND PORTABILITY OPTIONS ................................. 12 ANNUITIZATION ..................................................................................................... 12 CONTRACT FEES ................................................................................................... 14 GENERAL PROVISIONS ........................................................................................ 22 TAX PROVISIONS ................................................................................................... 17 TERMINATION OF CONTRACT……………………………………………………….18

CONTRACT SCHEDULE

ACCOUNT REFERENCE NUMBER: [1234567-0005]

CONTRACT NUMBER: [1234-456-789]   CONTRACT DATE: [July 1, 2021]

CONTRACT OWNER(S):
[John Doe   SEX: Male   DATE OF BIRTH: January 1, 1948

Mary Doe   SEX: Female   DATE OF BIRTH: January 15, 1948]

ANNUITANT:
[John Doe   SEX: Male   DATE OF BIRTH: January 1, 1948

CO-ANNUITANT:
Mary Doe   SEX: Female   DATE OF BIRTH: January 15, 1948]

INITIAL ACCOUNT VALUE CONTRIBUTION: [$25,000.00]

MAXIMUM ACCOUNT VALUE CONTRIBUTION LIMIT: [$5,000,000]. Higher Account Value Contributions are subject to our approval.

MINIMUM ANNUITY PAYMENT: [$100]

MINIMUM ACCOUNT VALUE: [$0.00]

MINIMUM INCOME PAYMENT: [$100]

CONTRACT FEE: [1.00]% annualized as a percentage of the Account Value. [A Contract Fee is calculated [quarterly] in the amount of [0.25]% of the Account Value on the Contract date and then each successive three month anniversary of the Contract Date.]

MAXIMUM CONTRACT FEE: [1.50%] annualized as a percentage of the Account Value.

EARLIEST CONTRACT FEE CHANGE DATE: [The Valuation Day coinciding with or next following the [3rd] anniversary of the Contract Date]

INITIAL INCOME PERCENTAGE:

Age on Contract Date	Single Income Option Percentages	Joint Income Option Percentages
[45-49	2.85%	2.50%
50-54	3.00%	2.65%
55-59	3.30%	2.95%
60-64	3.65%	3.30%
65-69	4.10%	3.75%
70-74	4.65%	4.30%
75-79	5.30%	4.95%
80-84	6.10%	5.75%
85+	6.10	5.75]

MINIMUM INITIAL INCOME PERCENTAGE FOR ADDITIONAL ACCOUNT VALUE CONTRIBUTIONS: [1%]

P-CDA/IND(11/21)   3

CONTRACT SCHEDULE (continued)

INCOME DEFERRAL RATE:

Age on Contract Date Anniversary	Income Deferral Rate Percentage
[45-49	0.05%
50-54	0.10%
55-59	0.10%
60-64	0.15%
65-69	0.20%
70-74	0.25%
75-79	0.35%
80-84	0.40%
85+	0.40%]

ANNUITY TABLES FOR ANNUITY PAYMENTS

The rates in Tables 1 and 2 below are applied upon the Annuitization to compute the minimum amount of the Annuity Payment for the payout options described below. Table 1 is used to compute the minimum Annuity Payment under Option 1 (Payments for Life with a Fixed Period Certain of 120 Months). Table 2 is used to compute the minimum initial Annuity Payment under Option 2 (Joint and Last Survivor).

BASIS OF COMPUTATION FOR ANNUITY OPTIONS: We use an annualized interest rate of [0.25]%. The adjusted age is the Annuitant's age as of the Annuitant's last birthday prior to the date on which the first payment is due, adjusted as shown in the "Translation of Adjusted Age" table below. The actuarial basis of the Annuity Options is the Annuity 2000 valuation mortality table, with four-year age setback and projected mortality improvement factors (modified Scale G) projected from the age at annuitization to the age at which the probability of survival is needed in the calculation of the Annuity Payment.

AMOUNT OF MONTHLY PAYMENT FOR EACH $1,000 APPLIED

[ANNUITY OPTION 1 Table – Payments for Life with 120 Months Period Certain								
Adjusted Age	Male	Female	Adjusted Age	Male	Female	Adjusted Age	Male	Female
41	1.76	1.62	61	2.90	2.60	81	5.83	5.39
42	1.79	1.65	62	2.99	2.68	82	6.03	5.61
43	1.83	1.68	63	3.09	2.76	83	6.22	5.83
44	1.87	1.72	64	3.19	2.85	84	6.41	6.05
45	1.91	1.75	65	3.30	2.94	85	6.60	6.27
46	1.96	1.79	66	3.41	3.04	86	6.78	6.48
47	2.00	1.83	67	3.53	3.15	87	6.96	6.69
48	2.05	1.87	68	3.65	3.26	88	7.12	6.89
49	2.10	1.91	69	3.78	3.37	89	7.28	7.08
50	2.15	1.95	70	3.92	3.50	90	7.43	7.25
51	2.20	2.00	71	4.07	3.63	91	7.56	7.41
52	2.26	2.05	72	4.22	3.77	92	7.69	7.56
53	2.32	2.10	73	4.38	3.91	93	7.80	7.69
54	2.38	2.15	74	4.54	4.07	94	7.91	7.81
55	2.44	2.20	75	4.71	4.23	95	8.00	7.92]
56	2.51	2.26	76	4.89	4.40			
57	2.58	2.32	77	5.07	4.59			
58	2.65	2.39	78	5.25	4.78			
59	2.73	2.45	79	5.44	4.97			
60	2.81	2.53	80	5.64	5.18			

P-CDA/IND(11/21) 4

P-CDA/IND(11/21) 5 CONTRACT SCHEDULE (continued) [ANNUITY OPTION 2 Table - Joint and Last Survivor Male Adjusted Age Female Adjusted Age 45 50 55 60 65 70 75 80 85 90 95 45 [1.59 1.68 1.75 1.80 1.84 1.87 1.89 1.90 1.91 1.91 1.91 50 1.64 1.76 1.86 1.95 2.02 2.07 2.11 2.13 2.14 2.15 2.15 55 1.68 1.82 1.96 2.09 2.21 2.30 2.36 2.40 2.43 2.44 2.45 60 1.71 1.87 2.05 2.22 2.39 2.54 2.65 2.73 2.78 2.81 2.82 65 1.73 1.90 2.11 2.33 2.56 2.79 2.98 3.13 3.23 3.29 3.32 70 1.74 1.92 2.15 2.41 2.70 3.02 3.32 3.58 3.78 3.90 3.97 75 1.74 1.94 2.17 2.46 2.81 3.21 3.64 4.06 4.42 4.68 4.84 80 1.75 1.95 2.19 2.50 2.88 3.35 3.91 4.52 5.12 5.60 5.94 85 1.75 1.95 2.20 2.51 2.92 3.44 4.10 4.91 5.79 6.62 7.26 90 1.75 1.95 2.20 2.53 2.94 3.49 4.23 5.19 6.36 7.62 8.73 95 1.75 1.95 2.21 2.53 2.96 3.52 4.30 5.37 6.78 8.47 10.15] Translation of Adjusted Age Calendar Year in Which First Payment Is Due Adjusted Age Calendar Year in Which First Payment Is Due Adjusted Age 2020 through 2029 Actual Age minus 1 2070 through 2079 Actual Age minus 6 2030 through 2039 Actual Age minus 2 2080 through 2089 Actual Age minus 7 2040 through 2049 Actual Age minus 3 2090 through 2099 Actual Age minus 8 2050 through 2059 Actual Age minus 4 2100 through 2109 Actual Age minus 9] 2060 through 2069 Actual Age minus 5

P-CDA/IND(11/21) 6 DEFINITIONS Account: Your account, or portion thereof, at your Financial Firm for which the coverage under this Contract is in relation to and is shown as ‘Account Reference Number’ in the Contract Schedule. Account Owner(s): The natural person(s) or entity who has all rights to the Account. Account Value: The value of the assets in your Account as of the close of business on a Valuation Day. For the purposes of this Contract, once the Account Value has been determined on a Valuation Day, it does not change until the close of business on the next Valuation Day. Additional Account Value Contribution: Amounts contributed to the Account by you, or on your behalf, after the Initial Account Value Contribution shown in the Contract Schedule, as permitted under this Contract, and acknowledged by us. Advisory Fees: The amount your Financial Firm deducts from your Account periodically for the investment advisory services provided in relation to the Account. Annuitant(s): The natural person(s) named in the Contract Schedule whose life expectancy(ies) is the basis for Insured Income Payments and Annuity Payments under this Contract. Unless we are instructed otherwise, the Contract Owner is the Annuitant or, if more than one Contract Owner, the first named Contract Owner as shown in the Contract Schedule will be the Annuitant and the other Contract Owner will be the Co-Annuitant. The Annuitant and Co-Annuitant are collectively referred to herein as the Annuitants. The ages of the Annuitant(s) are the basis for determining the Annual Income Amount, Income Payment amount and Annuity Payment amount. If the Contract Owner is an entity that we allow, the Annuitant(s) is a natural person who has a beneficial interest in the Account and the Entity and is named by the Contract Owner at issuance of the Contract. Annuity Date: The date on which the Account is permanently converted into Annuity Payments or Insured Income Payments. Annuity Payments cannot begin earlier than the first anniversary of the Contract Date except as described in the Annuitization section of this Contract. Annuity Payments: Payments we make to the Annuitant(s), designated payee, or the Beneficiary(ies) on or after the Annuity Date as described in the Annuitization section of this Contract. Beneficiary(ies): The natural person(s) or entity named as beneficiary on or after the Annuity Date. The Beneficiary is entitled to receive any remaining Period Certain Annuity Payments, if applicable, at the death of the Annuitant(s). Prior to the Annuity Date, this Contract has no value payable upon the death of a Contract Owner or Annuitant(s). Code or Internal Revenue Code: The Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder. Company: Pruco Life Insurance Company (also referred to as “Prudential”, “we”, “us” or “our”). Contract Date: This is the Valuation Day we receive all information we need in Good Order to issue the Contract and this Contract becomes effective. The Contract Date is shown in the Contract Schedule. Contract Fee: The amounts paid to the Company by you, or the Financial Firm on your behalf, to maintain this Contract. Contract Owner(s): The natural persons or entity to whom a Contract is issued (also referred to as “you” or “your,” where applicable). All ownership rights with respect to any issued Contract belong to the Contract Owner(s), or as determined through the operation of applicable law. The Contract Owner(s) is named in the Contract Schedule.

P-CDA/IND(11/21) 7 Contract Year: The first Contract Year begins on the Contract Date and continues through and includes the day immediately preceding the first anniversary of the Contract Date. Subsequent Contract Years begin on the anniversary of the Contract Date and continue through and include the day immediately preceding the next anniversary of the Contract Date. For tax qualified contracts, when the Income Stage begins, the next Contract Year begins on the first Valuation Day of the calendar year. Each subsequent Contract Year will then correspond with the calendar year. Contingent Deferred Annuity: This Contract is an annuity contract that establishes Pruco’s obligation to make periodic payments for the annuitant’s lifetime, or other stated period, at the time Eligible Account Assets, which are not owned or held by Pruco, are depleted to the Minimum Account Value due to contractually permitted withdrawals, market performance, fees and/or other charges. Custodial IRA Account: A custodial or trust account which holds IRA or Roth IRA retirement assets pursuant to the provisions of Sections 408(a) and 408A of the Internal Revenue Code. Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: a death certificate or legal documentation and all representations required or mandated by applicable law or regulation in relation to a continuation of the Contract, Insured Income Payments or Annuity Payments after death. Eligible Account Assets: An investment that we designate as eligible for coverage under this Contract. After the Contract is issued, we may designate additional investments as Eligible Account Assets. Once we designate an investment as an Eligible Account Asset, we, at any time in the future, may determine that such investment is no longer an Eligible Account Asset. Excess Withdrawal: All or any portion of an Income Withdrawal that exceeds the Annual Income Amount for that particular Contract Year and any Unused Annual Income Amount. If the Required Minimum Distribution amount in any Contract Year is greater than the Annual Income Amount plus any Unused Annual Income Amount, then only the amount of Income Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us, if any, will be treated as Excess Withdrawal. Financial Firm: The entity you choose to hold your Account and approved by us. Good Order: Good Order is a state or condition determined to be reasonably necessary for the accurate execution of the intended transaction or direction, including: a) being received at our Service Office in a manner that is sufficiently complete and clear that we do not need to exercise any discretion; b) complies with all relevant laws and regulations; c) on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and/or d) with any signatures and dates as we may require. We will notify the Financial Firm or you when Good Order conditions have not been met. Income Withdrawal: Any Withdrawal taken from the Account that is not designated by you as a Non-Income Withdrawal. Once you have taken your first Income Withdrawal from the Account, or notified us in Good Order to begin the Income Stage, all further Withdrawals will be deemed to be Income Withdrawals. Initial Account Value Contribution: The initial amount contributed to the Account by you, or on your behalf, shown in the Contract Schedule and acknowledged by us. Insured Income Payment: Payments we make after the Annuity Date as described in the ‘Insured Income Stage and Portability Options’ section of this Contract. Maximum Contract Limits: The amount that the Initial Account Value Contribution, plus all Additional Account Value Contributions, may not exceed. The Maximum Contract Limit is shown in the Contract Schedule. For any intended Additional Account Value Contribution that would result in an amount exceeding the Maximum Contract Limit, only the portion that would not exceed the Maximum Contract Limit will be treated as an Additional Account Value Contribution under this Contract. Minimum Account Value: The minimum balance the Financial Firm requires to maintain your Account with the Financial Firm.

P-CDA/IND(11/21) 8 Non-Income Withdrawal: Any amount taken from the Account prior to the Income Stage, or notification to us in Good Order to begin the Income Stage, and designated as such by you. Once you take a Withdrawal that you have not designated as a Non-Income Withdrawal, all future Withdrawals will be deemed Income Withdrawals. Qualified Account: An Account maintained pursuant to an eligible retirement plan as defined in Code Section 402(c)(8)(B), other than a custodial account described in Code Section 403(b)(7). Service Office/ Service Office Address: Certain requests must be sent directly to us at the location shown on the cover page of the Contract in Good Order regarding this Contract or Contract Fees, if applicable. We refer to this as our “Service Office.” The Service Office Address may be changed at any time. We will notify you and the Firm in advance of any change in address. Valuation Day: Every day the New York Stock Exchange is open for regular trading or any other day that the Securities and Exchange Commission requires mutual funds, exchange traded funds or unit investment trusts registered under the Investment Company Act of 1940 to be valued. we, us, our: Pruco Life Insurance Company Withdrawal/Withdrawn: Any amount taken from the Account. you, your: The Contract Owner(s) shown in the Contract Schedule. GENERAL FEATURES This Contract provides the following options, when all specified conditions are met: Insured Income Payments: Distribution of an Annual Income Amount over the lifetime of the Annuitant or over the joint lifetimes of the Annuitants when one of the following events occurs and you exercise your option to receive, or continue receiving, the Annual Income Amount under this Contract: a) your Account Value is reduced to zero as long as the Income Withdrawals in that Contract Year are less than or equal to the Annual Income Amount plus any Unused Annual Income Amount or reduced to below the Minimum Account Value b) you terminate your Account with the Financial Firm or c) after notification to you, the Financial Firm is no longer approved to hold your Account. You must meet the eligibility requirements within this Contract to receive Insured Income Payments (see the “Insured Income Payment Stage” section of this Contract for more information regarding this feature). Once Insured Income Payments have begun no further Income Withdrawals may be taken. Annuity Payments: The option to convert your Account Value into a stream of Annuity Payments guaranteed for life with a period certain or for joint lives with no period certain, depending on the option you choose. If you elect this feature, your Account Value will be transferred to us from your Account. See the “Annuitization” section of this Contract for more information regarding this feature. CONTRACT DESIGNATIONS For Income Withdrawals to begin on a single income basis: • If one Contract Owner is named, the Contract Owner and the Annuitant must be the same. The Contract Owner must be an Account Owner. Upon Due Proof of Death of the Contract Owner, this Contract will terminate. • If two Contract Owners are named, they must be spouses and the Annuitant must be one of the Contract Owners and the Account Owner. No additional Contract Owners may be named. While both Contract Owners are alive, the Contract ownership rights will be vested equally in both Contract Owners. If the Contract Owner who is also the Annuitant dies first, this Contract will terminate upon Due Proof of Death. Unless otherwise instructed, if the Contract Owner who is not the Annuitant dies first, and is still the spouse of the surviving Contract Owner at the time of death, this Contract will continue.

P-CDA/IND(11/21) 9 • If the Contract Owner is an entity that we permit, the Annuitant must be named and have a beneficial interest in the entity. The entity must be the Account Owner. Upon receipt of Due Proof of Death of the death of the Annuitant, this Contract will terminate. For Income Withdrawals to begin on a joint income basis: • If one Contract Owner is named, the Contract Owner will be the Annuitant, unless the Contract Owner is an entity, in which case an Annuitant must be named and have a beneficial interest in the entity. The Contract Owner must be an Account Owner. A Co-Annuitant must be designated and be the spouse of the Annuitant. If the Co-Annuitant survives the Contract Owner (or the Annuitant if the Contract is owned by an entity), then, upon the receipt of Due Proof of Death of the Contract Owner (or the Annuitant if the Contract is owned by an entity), the Co-Annuitant will become the Contract Owner and Annuitant (if the contract is owned by an entity, the Co Annuitant would become the Annuitant but not the Contract Owner). The Co-Annuitant must be or become the Account Owner (if the Contract Owner is an entity, the entity must remain the Account Owner) and be the spouse of the deceased Contract Owner and/or Annuitant at the time of death, subject to the Tax Provisions section of this Contract; otherwise this Contract will terminate. • If two Contract Owners are named, the first named Contract Owner as shown in the Contract Schedule will be the Annuitant and the other Contract Owner will be the Co-Annuitant, unless we are instructed otherwise. At least one of the Contract Owners must also be an Account Owner. The Contract Owners must be spouses and each must have the option of continuing the Account upon the first Contract Owner’s death. Upon the receipt of Due Proof of Death of a Contract Owner, this Contract will continue if the Contract Owners were spouses at the time of death and the surviving spouse is or becomes the Account Onwer. The Account and the Annual Income Amount will continue to be based on the applicable Joint Income Option Percentage(s); no additional Contract Owners or Annuitants may be named and this Contract will terminate upon the death of the last surviving Contract Owner. A Co-Annuitant may be named or changed at any time prior to the start of Income Withdrawals, subject to our acceptance. The Annuitant cannot be changed except in the event of divorce as described in the circumstances below. Upon receipt of notice of the divorce, and any other documentation we require, in Good Order at our Service Office: • When no Co-Annuitant is named at the time of the divorce: If the divorce occurs prior to the Income Stage and results in the removal of the Annuitant from this Contract (as Annuitant and/or Contract Owner) or as an Account Owner and the former spouse is named as an Account Owner, the Contract Owner and the Annuitant, the Contract will continue, unless we are instructed otherwise. If this Contract is continued, the Annual Income Amount will be determined using the applicable Joint Income Option Percentage(s) and Income Deferral Rate based on the younger of the new Annuitant and the Annuitant on the Contract Date. A new Co-Annuitant may not be named if divorce occurs during the Income Stage, and results in the removal of the Annuitant from this Contract (as Annuitant and/or Contract Owner) or as an Account Owner this Contract will terminate. • When a Co-Annuitant is named: If the divorce results in the removal of one of the Annuitants from this Contract (as Annuitant and/or Contract Owner) or as an Account Owner and the remaining Annuitant is named as an Account Owner, the Contract Owner and Annuitant, the Contract will continue, unless we are instructed otherwise. If this occurs prior to the Income Stage, the Annual Income Amount will be determined using the applicable Joint Income Option Percentage(s) and Income Deferral Rate under this Contract as of the divorce. If divorce occurs in the Income Stage, the divorce will not result in a new Annual Income Amount and we will only make Insured Income Payments as described below in the Insured Income Payments section until the death of the resulting Annuitant. A new Co-Annuitant may not be named. PRE-INCOME STAGE Pre-Income Stage: The period of time before the Income Stage. Income Base: On each Valuation Day during the Pre-Income Stage, the Income Base will equal the Account Value. Withdrawals of any type, including any Required Minimum Distribution, Advisory Fees and Contract Fees

P-CDA/IND(11/21) 10 paid from the Account, will reduce the Account Value and, as a result, will reduce the Income Base. The Income Base during the Pre-Income Stage is only used to quote the Annual Income Amount for the Income Stage and does not reflect any cash value in this Contract. Income Percentage: The Income Percentage is the rate we apply to the Income Base to determine the Annual Income Amount. The Initial Income Percentages are shown in the Contract Schedule. The Initial Income Percentage applicable to your Initial Account Value Contribution is based on the age of the Annuitant, or the younger of the Annuitants, on the Contract Date. During the Pre-Income Stage, the Income Percentage will equal the Initial Income Percentage applicable to the Initial Account Value Contribution unless/until one of the following occurs as discussed further below: • The Income Percentage is increased by the Income Deferral Rate; or • You make an Additional Account Value Contribution. You may change the Co-Annuitant in the Pre-Income Stage, subject to the requirements set forth in the Contract Designations sections of this Contract. If the Co-Annuitant has been added, changed, or removed, we recalculate the Annual Income Amount using the applicable Income Percentage(s) and Income Deferral Rate as described herein based on the age of the named Annuitant or younger of the Annutants on the Contract Date and in the Additional Account Value Contributions section below based on the age of the named Annuitant or younger of the Annuitants as of the effective date of each such addition, change, or removal. Income Deferral Rate: The Income Deferral Rate, expressed in the Contract Schedule as an annualized percentage, is applied on each Valuation Day to the Income Percentage during the Pre-Income Stage. The Income Deferral Rate is based on the attained age of the Annuitant, or the younger of the Annuitants, on the Contract Date and each Contract Date anniversary thereafter and is shown in the Contract Schedule. Impact of Additional Account Value Contribution(s): You may make Additional Account Value Contributions, subject to the “Additional Account Value Contribution(s) Limitation” section. For each Additional Account Value Contribution, the Income Base is increased by the dollar amount of the Additional Account Value Contribution on the Valuation Day on which the Additional Account Value Contribution is acknowledged by the Company. When Additional Account Value Contributions are applied to the Account, the Income Percentage will be recalculated. The recalculated Income Percentage is determined by using a weighted average. The components of the weighted average are: A) The Income Base immediately before an Additional Account Value Contribution is effective. B) The Income Percentage (including any accrued Income Deferral Rate) immediately before the Additional Account Value Contribution is effective. C) The amount of the Additional Account Value Contribution. D) The then current Initial income percentage delared for new sales of the Contract or, if no longer offering for new sales, the current declared income percentage for Additional Account Value Contributions, based on the attained age of the Annuitant or younger of the Annuitants. The income percentage used will not be less than the Minimum Income Percentage shown in the Contract Schedule. The formula for the new weighted Income Percentage = ((A x B) + (C x D)) / (A + C) This new weighted Income Percentage accumulates according to the applicable Income Deferral Rate shown in the Contract Schedule. Annual Income Amount: An amount that, if Income Withdrawals were to begin on the Valuation Day quoted, could be Withdrawn from the Account during a Contract Year without being considered an Excess Withdrawal. We will quote this amount upon request. The quoted Annual Income Amount is determined by multiplying the Income Base as of the prior Valuation Day by the Income Percentage, including any accrued Income Deferral Rate on the date of the quote.

P-CDA/IND(11/21) 11 INCOME STAGE Income Stage: The time period beginning on the Valuation Day next following the earlier of the first Income Withdrawal or notification by you, received by us in Good Order, to begin the Income Stage and ending on the Annuity Date or termination of the Contract. You may not change the Annuitants during the Income Stage. Annual Income Amount: The amount that can be Withdrawn from your Account during a Contract Year, excluding any Unused Annual Income Amount, without being considered an Excess Withdrawal. The Annual Income Amount is calculated on the Valuation Day the Contract goes into the Income Stage and on the first Valuation Day of each Contract Year thereafter by multiplying the Income Percentage by the Income Base as of that Valuation Day (prior to the Income Base being adjusted for any Additional Account Value Contributions or Excess Withdrawals on that date). Fees do not reduce the Annual Income Amount available for withdrawal for the Contract Year in which the fee is deducted from the Account. You may make Additional Account Value Contributions, subject to the “Additional Account Value Contribution(s) Limitation” section. For each Additional Account Value Contribution, the Income Base is increased by the dollar amount of the Additional Account Value Contribution on the Valuation Day on which the Additional Account Value Contribution is acknowledged by the Company. When Additional Account Value Contributions are applied to the Account, the Income Percentage will be recalculated to determine a weighted Income Percentage. The recalculated Income Percentage is determined by using a weighted average. The components of the weighted average are: A) The Income Base immediately before an Additional Account Value Contribution is effective. B) The Income Percentage immediately before the Additional Account Value Contribution is effective. C) The amount of the Additional Account Value Contribution. D) The then current initial income percentage declared for new sales of this Contract or, if no longer offering new sales, the current declared income percentage for Additional Account Value Contributions, based on the attained age of the Annuitant or younger of the Annuitants. The income percentage used will not be less than the Minimum Income Percentage shown in the Contract Schedule. The formula for the new weighted Income Percentage = ((A x B) + (C x D)) / (A + C) The remaining Annual Income Amount for the Contract Year in which the additional Account Value Contribution is made is also increased by an amount equal to the new weighted Income Percentage applied to the Additional Account Value Contribution. The Annual Income Amount is also adjusted if you opt out of a Contract Fee increase, as described under “CONTRACT FEES.” Income Base: During the Income Stage, the Income Base is used to calculate the Annual Income Amount only and does not reflect any available cash value in this Contract. The Income Base will change as follows: • On each Valuation Day, the Income Base will change by the same percentage as the change in your Account Value from the preceding Valuation Day, excluding the changes due to Additional Account Value Contributions and Withdrawals on the current Valuation Day, referred to as the net performance adjustment. Any fees that reduce your Account Value will impact the net performance adjustment. • Excess Withdrawals proportionally reduce the Income Base by the ratio of the Excess Withdrawal amount to the Account Value immediately prior to the Excess Withdrawal. Any fees or charges related to the Withdrawal deducted from the Account are included in the total amount of the Excess Withdrawal by which the Income Base will be reduced.

P-CDA/IND(11/21) 12 • Additional Account Value Contributions may be made, subject to the “Additional Account Value Contributions Limitation” section. For each Additional Account Value Contribution, the Income Base is increased by the dollar amount of the Additional Account Value Contribution. Income Percentage: The rate applied to the Income Base to determine the Annual Income Amount. The Income Percentage in the Income Stage is equal to the Income Percentage at the end of the Pre-Income Stage unless you made Additional Account Value Contributions as described herein. The Income Deferral Rate no longer accrues in the Income Stage. Impact of Income Withdrawals on the Income Base and Annual Income Amount: Income Withdrawals less than or equal to the Annual Income Amount and any Unused Annual Income Amount do not reduce the Income Base. Income Withdrawals reduce the Annual Income Amount or Unused Annual Income Amount by the amount of the Income Withdrawal. Unused Annual Income Amount: Any portion of the Annual Income Amount not withdrawn in a Contract Year will be carried over to allow for Income Withdrawals above the Annual Income Amount in future Contract Years until the Annuity Date. Any Unused Annual Income Amount for a Contract Year will fluctuate in value based on the change in Income Base from the prior Contract anniversary excluding any increase to the Income Base from Additional Account Value Contributions. Fees do not reduce the Unused Annual Income Amount available for Withdrawal for the Contract Year in which the fee is deducted from the Account. In any Contract Year where Unused Annual Income Amount is available, Income Withdrawals will be taken first from the current Contract Year’s Annual Income Amount and then from any Unused Annual Income Amount unless you request otherwise. INSURED INCOME STAGE AND PORTABILITY OPTIONS Insured Income Stage: The time period beginning on the Annuity Date and ending upon termination of the Contract. Once the Insured Income Stage begins there is no longer an Account Value. The Insured Income Stage will begin when one of the following events occurs: a) your Account Value is reduced to zero, assuming no Excess Withdrawals have been taken during that Contract Year,or reduced to below the Minimum Account Value. You can elect to continue receiving your Annual Income Amount and we subsequently will make Insured Income Payments until the death of the Annuitant or, if a Co-Annuitant is named on this Contract at the time this event occurs, until the deaths of both Annuitants. In the Contract Year in which this event occurs, the only Insured Income Payment due, if any, equals the Annual Income Amount not yet Withdrawn in that Contract Year plus any Unused Annual Income Amount. If the event occurred as a result of the Account Value being reduced to the Minimum Account Value, any remaining Account Value, less any Annual Income Amount not yet Withdrawn in that Contract year, plus any Unused Annual Income Amount must be received by us to commence Insured Income Payments. In subsequent Contract Years, the Insured Income Payment equals the Annual Income Amount as of the date of the event, adjusted for any Additional Account Value Contraibutions and/or Excess Withdrawals that occurring in the Contract year in which the event occurred. Unless you instruct otherwise, Insured Income Payments will be paid to you in equal monthly payments beginning on the 1st day of the month on or immediately following the date that your Insured Income Payments are set to begin. b) you terminate your Account with the Financial Firm or the Financial Firm no longer has an agreement with us to service this Contract (and you do not move your Account to a Financial Firm that has an agreement with us to service this Contract) and you exercise your option to receive, or continue receiving, the Annual Income Amount as of the date the event occurs, by transferring any remaining Account Value to us. You may exercise this option while this Contract is in effect, prior to the event described in (a) above. You may request that we make Insured Income Payments each year equal to the Annual Income Amount on the date of the event, adjusted for any Additional Account Value Contributions and/or Excess Withdrawals that

P-CDA/IND(11/21) 13 occurred in the Contract Year in which the event occurred, excluding any Unused Annual Income Amount. Insured Income Payments will be paid to you, at the frequency you select beginning on the next Valuation Day. We will continue to make such payments until the later of the death of the Annuitant or, if a Co-Annuitant is named on this Contract at the time this event occurs, deaths of both Annuitants. In the Contract Year in which the event occurs, the only payment due equals the Annual Income Amount not yet Withdrawn in that Contract Year, if any, and any Unused Annual Income Amount, if any. The amount of the Insured Income Payments will not change after payments have begun. Any Unused Annual Income Amount can no longer be carried over to the next Contract Year and will not be applied in determining the amount of the Insured Income Payment. We must receive your request at our Service Office in Good Order. Once we receive your election to commence Insured Income Payments, the election is irrevocable. If the total Insured Income Payment due each Contract Year is less than the Minimum Income Payment amount shown in the Contract Schedule, we may change the frequency of Insured Income Payment, however, Insured Income Payments will still be made at least annually. Insured Income Payments available on the Annuity Date will not be less than those provided by the application of an equivalent amount to the purchase of a single premium immediate annuity contract offered by us on the Annuity Date to the same Annuitant or Annuitants class for the same life only payment option, if available. We may offer other Insured Income Payment options. Any such additional options will be offered to all contract purchasers in the same class of annuitants, in a non-discriminatory manner. You will be notified of any such options available to you. ANNUITIZATION On or after the earliest Annuity Date, and if Insured Income Payments have not become payable, you may elect to apply your entire remaining Account Value, less any remaining Annual Income Amount for that Contract Year and Unused Annual Income Amount you choose to withdraw, to an Annuity Payment Option described below. Annuity Payment Options: The basis of computation for each Annuity Payment Option is shown in the Contract Schedule. Option 1: Fixed Payments for Single Life with a Fixed Period Certain: We will pay equal periodic payments for the longer of the Annuitant’s remaining lifetime or a fixed period of time (the “Period Certain”). If the Annuitant dies after all Annuity Payments have been made for the Period Certain, Annuity Payments shall end with the last scheduled Annuity Payment due before the Annuitant’s death. If the Annuitant dies before all Annuity Payments have been made for the Period Certain, Annuity Payments will continue for the remainder of the Period Certain term to the Beneficiary(ies) designated by the Contract Owner. Option 2: Joint Lives and Last Survivor: We will pay equal periodic payments for the joint remaining lifetimes of the Annuitants. Annuity Payments end with the last scheduled Annuity Payment due before the last surviving Annuitant’s death. A Beneficiary may not be named under this option. We must receive your request at our Service Office in Good Order. Once we receive your election to commence Annuity Payments, we will only make Annuity Payments under the specific Annuity Payout Option elected, and the Annuity Payment option cannot be changed. We may limit the length of any Annuity Payout Option including, any period certain, to conform to applicable tax rules. Annuity Payments available on the Annuity Date will not be less than those provided by the application of an equivalent amount to the purchase of a single premium immediate annuity contract offered by us on the Annuity Date to the same Annuitant or Annuitants class for the same payment option. We may offer other Annuity Payout Options. Any such additional options will be offered to all contract purchasers in the same class of Annuitants, in a non-discriminatory manner. You will be notified of any such options available to you.

P-CDA/IND(11/21) 14 CONTRACT FEES The Contract Fee for this Contract is equal to a percentage of the Account Value, as shown in the Contract Schedule and any rider or endorsements elected with the Contract. We will notify you and/or the Firm of the fee amount and due date. This fee must be remitted to us by you or the Firm on your behalf by the due date. The Financial Firm may withdraw the Contract Fee from the Account, or the fee may be collected through some other option made available by either the Financial Firm or Us. We may change the Contract Fee for this Contract at any time on or after the Earliest Contract Fee Change Date. Any increased Contract Fee will not exceed the Maximum Contract Fee for the Contract. The Earliest Contract Fee Change Date and the Maximum Contract Fee for the Contract are shown in the Contract Schedule. You will be notified in writing at least 60 days in advance of an increase in the Contract Fee for the Contract. You will have the option of refusing the Contract Fee increase. If you refuse the Contract Fee increase, the Contract Fee will continue at the present rate while this Contract is in effect. However, your Income Percentage will be subject to a one time and permanent reduction of 5% of the Income Percentage on the next anniversary of the Contract Date. If you wish to opt out of the Contract Fee increase, we must receive your direction at our Service Office in Good order; otherwise the Contract Fee increase will become effective. You may request the estimated dollar amount of the 5% Income Percentage reduction prior to opting out. If you opt out during the Income Stage, you will receive confirmation of the new Annual Income Amount. The Contract Fee ceases upon the earlier of (i) the termination of the Contract or (ii) the Annuity Date. In the event this Contract terminates for any reason other than death, a final pro-rated Contract Fee is due to us upon termination. GENERAL PROVISIONS Additional Account Value Contribution(s) Limitation: Amounts contributed to the Account by you, or on your behalf are subject to review by us on a non-disciminatory basis before being considered Additional Account Value Contributions under this Contract. Circumstances where amounts contributed to your Account may not be considered Additional Account Value Contributions include, but are not limited to, the following: • if we determine that, as a result of the timing and amounts of your Additional Account Value Contributions and Withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of Additional Account Value Contribution(s); or • Additional Account Value Contributions made on or after the Annuity Date to the Account; or • the oldest Owner(s) reaches age [85]; or • if we are not then offering this Contract for new issues; or • if we are offering a modified version of this Contract for new issues. Assignment: You may not assign the Contract or any rights under the Contract. Claims of Creditors: To the extent permitted by law, no payment or value payable under the terms of this Contract is subject to the claims of your creditors, or those of any other Contract Owner, Annuitant, Co-Annuitant or Beneficiary. Currency: All Contract Fees and other monies payable to us must be in the lawful currency of the United States of America. Deferral of Transactions: We may defer any Income Payment or Annuity Payment for a period not to exceed the lesser of 6 months or the period permitted by applicable law. Where required, we will make written request to, and obtain prior written approval from, the state insurance commissioner. If we elect to postpone payments for 30 days or more, we will pay interest as required by applicable law.

P-CDA/IND(11/21) 15 Elections, Designations, Changes and Requests: All elections, designations, changes and requests that we require must be received by us in Good Order and are effective only after they have been acknowledged by us, subject to any transactions made by us before receipt of such notices. Eligible Account Assets: This Contract will have Eligible Account Assets that your Account must be allocated to at all times prior to the Annuity Date. We may terminate this Contract on a non-discriminatory basis if you or your Financial Firm invests any portion of your Account outside of the Eligible Account Assets or if any Eligible Account Asset becomes a non Eligible Account Asset. Entire Contract: This Contract, including the Contract Schedule, any riders, endorsements, schedule supplements, and amendments that are made part of this Annuity, are the entire contract. This Contract may be changed or modified only in a writing signed by our President, a Vice President, or Secretary. We are not bound by any promises or representations made by, or to, any other person. Evidence of Survival or Marital Status: Before we make an Income Payment or Annuity Payment, we have the right to require proof of continued life or marital status and any other documentation we need to make such payment. We can require this proof for any person whose life or death determines whether or to whom we must make the Income payment or Annuity Payment. Financial Firm: We rely on the Financial Firm to maintain your Account, and to do so in accordance with Eligible Account Assets. We also rely on the Financial Firm to provide us with information about your Account that we need to administer your Contract. We may terminate this Contract as of the date the Financial Firm fails to provide timely and accurate information about your Account or properly assess and forward the Contract Fee in accordance with the agreement between the Financial Firm and Us. If you transfer your Account to a Financial Firm with which we have an agreement to service this Contract, you may request to continue this Contract in relation to the Account at the new Financial Firm. We must receive your request in Good Order on or before the date you close your Account at your Financial Firm. Facility of Payment: We reserve the right, in settlement of full liability, to make Insured Income Payments or Annuity Payments to a guardian, relative, or other person deemed eligible by us if a person(s) to whom we are making Income, Insured Income or Annuity Payments is deemed to be legally incompetent, as permitted by law. Incontestability: We will not contest this Contract. All statements in the Contract Owner’s application are representations, not warranties. Misstatement of Age or Sex: If there has been a misstatement of the age and/or sex of any person upon whose life any amounts we are obligated to determine in order to make any payment, including Insured Income Payments or Annuity Payments, we will adjust such amounts to conform to that for the correct age and/or sex. As to Annuity Payments and Insured Income Payments: (a) any underpayments by us will be remedied on the next payment following the correction with interest at a rate not less than that required by applicable law but not exceeding 6%; and (b) any overpayments by us will be charged against future amounts payable by us under your Contract. If there has been a misstatement of the age and/or sex of a person(s) upon whose life the Insured Income Payments or Annuity Payments under this Contract are based, we will make adjustments to any availability and any benefits payable under this Contract to conform to the facts. Non-Participation: This Contract does not share in our profits or surplus earnings. No dividends are payable. Premium Tax: Premium tax rates and rules vary by state and may change. We reserve the right to deduct any such tax from Annuity Payments or Insured Income Payments. Recovery of Excess Payments: We may recover from you or your estate any Insured Income Payments or Annuity Payments made after the death of the Annuitant or the last of the Annuitants that would have otherwise resulted in the termination of this Contract. Reports to you: Each contract year after the first, you will receive a report at least once annually.

P-CDA/IND(11/21) 16 Reserved Rights: In addition to rights specifically reserved elsewhere in this Contract, we reserve the right to perform any or all of the following: (a) make changes required by any change in the federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any changes to the Securities and Exchange Commission’s interpretation thereof; (b) make changes that are necessary to maintain the tax status of your Contract, any rider, amendment or endorsement attached hereto or any charge or distribution from your Contract under the Internal Revenue Code; and (c) make any changes required by federal or state laws with respect to annuity contracts. We reserve the right to modify this Contract without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements. Required Minimum Distributions: Applicable to IRAs and other qualified contracts, unless designated as a Non-Income Withdrawal, a Required Minimum Distribution is considered an Income Withdrawal under this Contract. The following rules apply to determine if any portion of a Required Minimum Distribution amount will be treated as an Excess Withdrawal. For purposes of these provisions, Required Minimum Distributions are determined based on the value of the Account (including this Contract), and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In general, Income Withdrawals made from the Account to meet the Required Minimum Distribution provisions of the Code will not be treated as an Excess Withdrawal. If, in any Contract Year, your Required Minimum Distribution amount is less than the Annual Income Amount plus Unused Annual Income Amount, any Income Withdrawals in excess of the Annual Income Amount plus Unused Annual Income Amount will be treated as an Excess Withdrawal. In any Contract Year that the Required Minimum Distribution equal to an amount we would calculate for this Contract is greater than the Annual Income Amount plus Unused Annual Income Amount, only the amount of Income Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us will be treated as an Excess Withdrawal. In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision. Tax Reporting and Withholding: We will comply with all applicable federal and state tax reporting and withholding laws and regulations with respect to Insured Income Payments and Annuity Payments payable under this Contract. We will not provide tax reporting or withholding with respect to custodial held Contracts. Written Notice: All elections, designations, changes and written notices, including proof of death and any required forms, must be sent to us in a form or format satisfactory to us. In lieu of a written communication, we may agree in advance to communication regarding a specific matter by telephone or by some other form of electronic transmission in a manner we accept. All notices must include the Contract Owner’s(s’) name and Contract Number. We will not be responsible for any actions taken before we receive a valid change request. Correspondence from us relating to your Contract will be sent to your last known address. Any notice we are required to provide to you, in accordance with the terms of this Contract, will be in writing unless we mutually agree to the use of another medium or format, e.g., electronic, etc. TAX PROVISIONS Income Tax Qualification: The Contract is intended to qualify for tax treatment as an annuity contract under Section 72 of the Code. The Contract provisions will be interpreted to preserve the intended tax treatment. This “Tax Provisions” section contains references to terms which, if not defined in the “Definitions” section or elsewhere in this Contract, have the meaning provided in the applicable section of the Code. Such references are subject to change from time to time, in accordance with changes in the Code, and will be administered to comply with such change.

P-CDA/IND(11/21) 17 We reserve the right to amend the Contract as needed to maintain its tax status under the Code. We will send you copies of any amendment. Please contact the Financial Firm that manages your Account if you have questions regarding the tax status of your Account. Accounts other than Qualified Accounts: With respect to an Account other than a Qualified Account, the Contract provisions regarding distributions after death, if any, are intended to comply with Section 72(s) of the Code. To ensure compliance, however, all distributions from a Contract that is not held in connection with a Qualified Account will be made in accordance with the following requirements, unless the terms of the Contract otherwise require amounts to be paid sooner: 1. If any Contract Owner of this Contract dies on or after the annuity starting date (within the meaning of Code Section 72) and before the entire interest in this Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death. a. If any Contract Owner of this Contract dies before the annuity starting date (within the meaning of Code Section 72), the Contract will terminate, except if the designated beneficiary (within the meaning of Code Section 72) of the Contract is the Owner’s spouse, this paragraph 1(a) shall be applied by treating such spouse as the holder of the Contract. 2. If the Contract Owner of the Contract is not an individual, the Annuitant shall be treated as the Contract Owner. In addition, a change of the Annuitant will be treated as the death of a Contract Owner. For these purposes, the Annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract. Qualified Accounts: If the Account is a Qualified Account, only the Qualified Account may be named as Contract Owner and Beneficiary. For a Qualified Account, the Annuitant will be the individual for whose benefit the Account is maintained under the plan or arrangement. TERMINATION OF CONTRACT You may terminate this Contract at any time prior to the Annuity Date. Termination will occur upon receipt of your notification of termination in Good Order. We reserve the right to terminate this Contract on a non- discriminatory basis upon the first of the following events to occur: 1. on the death of a Contract Owner unless this Contract is continued as described in the “Contract Designations” section; or 2. on the date of death of the Annuitant if Income Withdrawals have not begun and a surviving spouse does not remain or become an owner of the Account and/or continue this Contract as described in the “Contract Designations” section; or 3. on the date of death of the Annuitant, or on the date of death of the last surviving Annuitant if a Co-Annuitant is named, if Income Withdrawals or Insured Income Payments have begun; or 4. if the Contract is owned by a non-natural person and the Annuitant is changed, section 72(s) of the Code treats the change as the death of the Annuitant unless there is a Co-Annuitant and the change results in the Co-Annuitant becoming the Annuitant as described in the “Contract Designations” section; or 5. if the Account Owner changes to someone other than one of the Annuitants; or 6. if the Annuitant(s) dies prior to the end of the Period Certain term under Option 1 as described in the “Annuitization” section, then this Contract will terminate upon the final Period Certain Annuity Payment; or

P-CDA/IND(11/21) 18 7. upon the date of death of the Annuitant or last surviving Annuitant if Annuity Payments are being made under Option 2 in the “Annuitization” section; or 8. as of the date both the Account Value and the Income Base is $0; or 9. upon violation of the Contract provisions, including (a) a violation of the Eligible Account Assets and b) failure to provide timely information about the Account necessary to properly administer this Contract; or 10. the date the Contract Fee is due and Contract Fees are outstanding; or 11. upon liquidation of the Account, unless the Account Value is re-established within an Account at a Financial Firm where this Contract is available or your Account Value has been transferred to us to begin Annuity Payments or Insured Income Payments. If this Contract is terminated, you will receive written notification of the termination. Termination of the Contract is irrevocable.

P-CDA/IND(11/21) 19 INDIVIDUAL CONTINGENT DEFERRED ANNUITY. NONPARTICIPATING. THIS CONTRACT HAS NO CASH VALUE, NO DEATH BENEFIT AND NO SURRENDER VALUE.